Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

March 16, 2011

10:15 am CT

Brian:	Okay so we just wanted to read a bit of disclaimer here before we get started.

This presentation and corresponding webcast includes forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which involves a number of risks and uncertainties.

Such forward-looking statements are based upon management’s current expectations include known and unknown risks, uncertainties and other factors many of which neither Kindred or RehabCare is able to predict or control that may cause the company’s actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements.

Kindred cautions participants that any forward-looking information is not guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

Additionally information regarding forward-looking statements is included in the slides posted on Kindred’s Web site. Please review Page 2 of the slide presentation for additional information on forward-looking statements and other important information including where you can find more information on the directors and executive officers of Kindred and RehabCare.

This communication does not constitute an offer to sell or solicitation of any offer to buy any securities or solicitation of any vote or approval. In connection with the proposed transaction with RehabCare, Kindred will file with the SEC, a registration statement on Form S4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred.

Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective shareholders.

You should review those materials carefully as they will include important information regarding the merger including information about Kindred and RehabCare, their directors, executive officers and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.

Adam:	Okay, just - thank you Brian. So just I want to spend a minute here introducing Kindred. And it’s a company I’ve covered for a number of years so really pleased to have Paul Diaz, the company’s CEO here today.

Kindred just announced what we believe is one of the best acquisitions we’ve seen in the history of covering this space with its recently announced acquisition of RehabCare Group.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

In fact we liked it so much we upgraded the stock so the pressure’s on Paul. But, you know, certainly think it’s a great opportunity and look forward to hearing more from Paul about it. Thank you.

Paul Diaz:	Thanks Adam. Thanks Brian. We greatly appreciate your support and are very excited about the transaction which we’ll obviously talk about today.

I won’t take you through the forward-looking statements again other than I do think it’s important and we do encourage investors to go to our Web site, look at the additional information provided to you there and specifically the S4 that we hope to file next week as we continue to move forward with our partners at RehabCare.

So let me start with first, you know, today we are the largest post-acute provider in the United States approaching $4 1/2 billion of revenue, operating in almost 700 sites of service across the United States in 40 states.

And we are one of the largest employers in the United States. And, you know, our greatest assets, even though we’ll talk about our hard assets, are dedicated folks that care for thousands of patients every day.

We operate today three market-leading businesses. We are the largest operator of long-term acute care hospitals in the United States, one of the largest operators of nursing and rehabilitation centers in the United States.

And one of the things that we’re most excited about is the growth. And that’s been all organic of our Peoplefirst contract rehabilitation business which now has revenues in excess of 500 million and again, almost 400 non-affiliated customers that we have grown organically over the last five years.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

Our value proposition to our patients, their families, physicians, our acute care partners as well as payers is pretty simple and I think compelling and really is at the core of our Continue the Care strategy and campaign.

That is first and foremost in every site of service that we provide care to provide superior clinical outcomes with an approach that is patient-centered, disciplined and transparent.

And I’ll refer you to our quality report, a very important document in understanding Kindred Healthcare, our strategy, including our strategy going into the merger with RehabCare Group which we’ve - we’re pleased that we’ve published our fourth annual quality report. It’s on our Web site and I think demonstrates our commitment and our fulfillment of our commitment to our patients as well as our other constituents in terms of quality and outcomes.

We also have a compelling value proposition to payers in the healthcare system in terms of lowering costs by reducing length of stay, transitioning patients home as quickly as possible at the highest level of function.

And that goes right to the opportunity, the societal opportunity and our opportunity to be part of reducing avoidable re-hospitalizations and really integrating care at a local level with our other partners in many of the efforts that we see and ongoing today, accountable care organizations and others, so something that we’re quite excited about.

We’re also pleased that for the third year in a row Fortune Magazine recognized us as one of the most admired healthcare companies in the world. Good company along with HCA and DaVita and others I think for a company that started as a nursing home company many years ago.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

Investment rationale today and I think even more compelling in the context of the proposed merger is that almost 10 million people every year need access to post-acute services.

And as we’ll talk about in a few minutes, most of those patients need multiple different services whether they be long term acute care hospitals, home health. And that’s a big part of the opportunity we see going forward.

And as the largest post-acute provider in the United States we think we are uniquely positioned to grow and succeed with this growing demographic of chronic and elderly patients in a world that’s looking for integration at a local level and for people who can participate again with transparent clinical outcomes and financial outcomes in a way that can gain confidence for consumers, for payers and others.

We have a track record for delivering quality care cost effectively and for operational and financial excellence. And I think a great deal of detail in our financial reporting and other reporting that can give investors confidence in what we do.

And delivering consistent levels of free cash flow that again going into this transaction give us a great deal of confidence in our ability to quickly delever to current levels but provide future cash flows for growth as well.

And our platform, our management team, our IT infrastructure, you know, together with our successful track record for integrating acquisitions and development, both organic and M&A, I think offers shareholders a very compelling opportunity for growth both in the context of what we’ve already done but in the context of the RehabCare acquisition as well, so some things for you to consider in that regard.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

A quick update on Kindred and RehabCare. As you know and Adam’s mentioned, I think you know, we’ve announced a very exciting transaction whereby we will acquire RehabCare group for $35 per share.

Both companies importantly reported very strong Q4 and 2010 clinical and financial results. This gives us a great deal of confidence going into the merger in terms of our core operations really at all levels. And that continues as we start the year here today in both companies.

We believe that the companies, the combined companies will have a leading position in the post-acute segments that we represent and more importantly at a local level have a very compelling proposition for hospital systems and payers as well.

We are we think uniquely positioned for future growth in a changing healthcare landscape whether we start thinking about movement to demonstration projects and other things of episodic or bundled payments. I think we’re uniquely positioned in our service offerings in that context.

And the transaction significantly improves and we’ll talk about it in a little bit of detail our growth and margin profile really from the top to the bottom of the income statement - something very attractive to us and we think to investors and in terms of the go forward Kindred.

And the transaction is immediately and highly accretive to both earnings and cash flow. And those cash flow should as I said, enable us to not only delever to current levels and lower we hope, but also finance future growth.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

As I mentioned, both companies reported strong Q4 and end of the year results - again very important in terms of the confidence of our - in our operations and confidence in our 2011 estimates.

Let me take you through the transaction in terms of some of the material components. And again these slides are available on our Web site.

As I mentioned, the consideration is a total of $1.3 billion — $26 per share in cash and importantly $9 per share in Kindred stock. I think that further evidences the commitment of both boards, the commitment of both management teams.

And having this equity component in a transaction upfront we think is very important in the confidence and - that we’re seeing in the debt markets around the transaction and support to the transaction.

We do believe that we will be able to generate at least $40 million of synergies. We have $40 million of identified synergies. And we expect to realize 25 million of those in the first year excluding one-time costs.

We do have committed financing from JP Morgan, Morgan Stanley and Citi and expect to close the transaction on or about June 30, 2011.

Together we have committed financing of approaching $1.9 billion to very comfortably and conservatively finance the transaction at closing. This will still leave us approximately $250 million of undrawn revolver capacity to finance our operations and finance our cluster market organic development strategy.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

You can see on the pro forma capitalization and pro forma revenues and EBITDAR of the combined companies, this is assuming a January 1 closing and the $25 million of synergies I referenced will be approaching $6.2 billion of revenue, approximately $900 million of EBITDAR and $300 million of operating cash flow. I think a very powerful transaction when you look at those component pieces and our ability to grow going forward.

We’re very pleased that our discussions with the rating agencies over the last several weeks have yielded slightly better results than we quite frankly anticipated. A B1 from Moody’s and B-plus from Standard & Poor’s is obviously very important going into our financing. But I think as you can see from those reports both rating agencies recognize the diversity of our revenue base, I think have recognized our ability to integrate these acquisitions and the opportunities that we have going forward to grow and to delever the company in the context of the proposed transaction.

Kindred and RehabCare together will be the premier rehabilitation and post-acute provider in the United States. We certainly expect to earn that in what will be almost 2000 sites of service in 46 states across the country.

This chart is a little busy, but what I would tell you is that on a larger revenue base, what I think is particularly compelling is the diversification on the revenue line in that bottom right-hand corner. When you think about, you know, the 20% Medicaid, which is clearly a challenge right now in the context of state budgets, but on a much larger base, you know, the transaction lessens our exposure, you know, with 40 states and 20% Medicaid.

And the commercial business, which has been something we’ve really focused on the last few years, we think there’s a lot of opportunity to continue to grow our commercial business — both Medicare Advantage and other commercial

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

payer sources in the context of the transaction — and are excited about those prospects.

The transaction also furthers our cluster market strategy that we’ve talked about for the last several years and enhances our market position in several key markets, but also potentially affords us the opportunity to advance our cluster market in four or five new cluster markets around the country where our combined service offering, again, I think, will give us an opportunity to grow.

We are excited about the multiple earning streams — multiple revenue growth that I’ve talked about in terms of future revenue synergies. The transaction clearly positions us as the number 1 operator of long-term acute-care hospitals, the leading operator of hospital-based and free-standing inpatient rehab facilities, one of the largest operators of skilled nursing facilities, and by far the largest contract rehabilitation manager in the country. More importantly, we are committed to, at a local level, making sure that we are the best in terms of the quality of services that we provide and the experience for our customers and being the low-cost provider for our payers.

So that talks a little bit about the strategic rationale for the transaction. Let me spend a few minutes spending a little bit more time on that. This is a little bit of a busy slide, but as I mentioned earlier, one of the opportunities that we see, and this is rapidly changing even in the last five years as we’ve looked at our data, is the increase in the number of elderly and chronic care patients — patients with multiple chronic diseases, which as you know consume a tremendous amount — a disproportionate amount — of the healthcare spend. Their increasing use of post-acute services. So 35% of all patients kind of looking back a couple of years are accessing post-acute care. I would guess at almost 40% today.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

But even more compelling in the context of this transaction and local integration is that most of these patients, as you can see from this chart, need post-acute care in more than one setting. So while IRFs and LTACs represent a small portion of those initial discharges, but you can see that many of the LTAC and IRF patients continue the care, and that’s really the basis of our “Continue the Care” strategy, often in skilled nursing facilities and also increasingly in home health.

So what you can see from the bottom of the chart and some of the opportunity we see for patients and shareholders in the context of this merger and our cluster market strategy is that 35% of our LTAC patients need continued care in a skilled nursing facility, 46% of home healthcare patients need continued care in a homecare environment after a 12- or 14-day stay, and 31% of our skilled nursing facility discharges of our transitional care centers, transitional care units, which now are discharging, you know, almost 55%-60% of all our patients in less than 30 days.

That’s a very different nursing home than what we saw ten or 12 years ago. You know, most of these patients also need continued care in home health. And again, you know, an exciting opportunity as we see it and an important slide in terms of understanding our strategy.

That translates into what we call our circle of opportunity. Looking at how we can be part of a more integrated care system from acute care hospitals to home and again I think uniquely position us for the potential for episodic payment and a bundled payment environment. And really very exciting as we think about this longer-term to really start thinking about the care of managing chronic conditions, and whether you think about it in terms of a medical home rather than in terms of a pre-acute stay. So not only does this position us well

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

within this circle of opportunity to be, you know, an integrated post-acute provider, but I think longer-term to be part of looking at the care of managing chronic conditions on a pre-acute basis.

As I mentioned earlier, you know, from really the top of the P&L to the bottom of the P&L, the transaction really enhances our growth profile and our margin profile in a really substantial way. So the industrial logic of this transaction I think is pretty compelling in terms of the income statement.

Similarly, with the investments we’ve made in our facilities and investments that we’ve made in our IT infrastructure that I think RehabCare, as John Short has mentioned, will benefit from as well, and their lower capital-intensive business, you know, their newer LTACs, we think together you’re going to see a declining rent burden as a percentage of revenue and an enhanced margin profile really in terms of our pro forma, out-the-gate operations and certainly more opportunities going forward in terms of the margin expansion here.

One of the things that we’ve talked about and certainly is current in the context of a lot of interesting transactions happening in the marketplace, but I think an underappreciated story within Kindred, is that we have $1 billion today of property, plant and equipment on our balance sheet — a growing real estate portfolio, a number of which are stabilizing, meaning new hospitals that are in stabilization, so hospitals with a very high basis, transitional care centers that we’ve built with a very high basis. And then that is a very compelling part of this transaction for our financial sources as well as you can think about the collateral base of the term loan. And I think something that’s being recognized by the debt markets and I think a little underappreciated by equity investors today, but something we think is very supportive of this transaction.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

As I mentioned, the transaction - this slide gives you our previous guidance of $1.45 to $1.60. Our new guidance in the context of a pro forma 2011 of $1.95 to $2.15, again with the $25 million of synergies significantly accretive in terms of EPS and cash flow immediately to Kindred shareholders.

We are cautious and conservative in our financial approach. I think we’ve taken a conservative view of the sources and uses I took you through earlier. And our commitment, quite frankly, is that we’ll be able to delever to current levels really within 12 months of consummating the transaction. So, you know, the equity component of the deal coupled with the way we’ve approached this transaction I think from a leverage standpoint we’re very confident that we can operate in, and very confident that we can quickly delever to current levels or below.

And, you know, sort of in conclusion, we’ve sort of touched upon this, you know, we think that the combination of us and RehabCare Group, you know, really gives us an unparalleled service offerings at a local level, a well positioned in the context of healthcare reform and local healthcare integration. We think we have an experienced management team and a robust infrastructure to execute on this transaction, a strong asset base from which to finance the transaction, and a transaction that both on the EPS and free cash flow basis, you know, is pretty compelling as well.

We have a good track record of integrating transactions — of capturing synergies. Sort of take you back to the successful integration and spin-off of PharMerica — a partnership between Kindred Healthcare and Amerisource Bergen back in 2007. We formed a $2 billion institutional pharmacy business, integrated that, created a new public company, helped Greg with the synergy capture, all within a pretty defined timeline. So I point to that transaction

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

about our high confidence level and the ability to integrate this transaction, capture the synergies, and move forward with our operating plan.

And since 2007, we’ve been pretty successful in terms of integrating smaller transactions — more recently the Vista transaction in Southern California, the three nursing and rehab centers that we acquired in Dallas, our home health acquisitions as well. All of those integrations have gone exceedingly well. As Rich has pointed out previously, all of those transactions have happened without adding one person in our corporate support center. And so we’ve been able to capture those synergies very quickly and those operations are performing very well in our view.

So in conclusion, you know, I think there are a number of things to consider for Kindred today and for Kindred in the context of the proposed transaction. Again a commitment and a track record for delivering on quality, service excellence, and a disciplined approach to our business in terms of the financial management, an experienced management team with a demonstrated ability and robust IT infrastructure to accomplish the integration and capture the synergies, an enhanced organic growth profile as you look at the different business segments, inpatient rehab facility that we add here, but our TCC and TCU strategy and our skilled nursing facilities, the opportunities to grow our contract rehab business with RehabCare, and as I said, a very strong cash flow — almost $300 million of operating cash flow pro forma — that I think will enable us to delever to current levels and continue to fund, you know, our compelling development activities in the context of our cluster market strategy.

So with that, I actually managed to finish with two minutes on time, so even with that long intro. So - and for full disclosure, this was not caused by a

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

federal regulator of any sort, or the banks. This is a baseball — an errant baseball that I tried to catch at my son’s Little League baseball team.

So, final disclosure element today, so.

Man:	Very good. Thank you very much (unintelligible).

Paul Diaz:	Thank you very much for your attendance today.

END

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

BARCLAYS CAPITAL 2011 GLOBAL HEALTHCARE CONFERENCE

Moderator: Paul Diaz

03-16-11/10:15 am ET

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.